UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  ___)*

Flagstone Reinsurance Holdings Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G3529T105

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3529T105	13G

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Lightyear Fund II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 5,982,000
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 5,982,000
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,982,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 7.01%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. G3529T105	13G

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Lightyear Co-Invest Partnership II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 18,000
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 18,000
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0.02%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. G3529T105	13G

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Lightyear Fund II (Cayman) GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 6,000,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 6,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 7.03%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. G3529T105	13G

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Lightyear Fund II (Cayman) GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 6,000,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 6,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 7.03%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. G3529T105	13G

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Marron & Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 6,000,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 6,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 7.03%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. G3529T105	13G

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Lightyear Capital II, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,446
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,446
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,446
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0.002%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. G3529T105	13G

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Lightyear Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 2,573
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 2,573
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,573
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0.003%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. G3529T105	13G

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Mr. Donald B. Marron
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 6,002,573
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 6,002,573
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 7.04%
12.	Type of Reporting Person (See Instructions): IN

Item 1(a).

Name of Issuer:

Flagstone Reinsurance Holdings Limited

Item 1(b).

Address of Issuer’s Principal Executive Offices:

Crawford House, 23 Church Street, Hamilton HM 11, Bermuda

Item 2(a).

Name of Person Filing:

(i) Lightyear Fund II (Cayman), L.P., an Exempted Limited Partnership registered in the Cayman Islands; (ii) Lightyear Co-Invest Partnership II (Cayman), L.P., an Exempted Limited Partnership registered in the Cayman Islands; (iii) Lightyear Fund II (Cayman) GP, L.P., an Exempted Limited Partnership registered in the Cayman Islands; (iv) Lightyear Fund II (Cayman) GP, Ltd., an Exempted Company incorporated in the Cayman Islands with Limited Liability; (v) Marron & Associates, LLC, a Delaware limited liability company, (vi) Lightyear Capital II, LLC, a Delaware limited liability company; (vii) Lightyear Capital, LLC, a Delaware limited liability company; and (viii) Mr. Donald B. Marron.

Item 2(b).

Address of Principal Business Office or, if None, Residence:

375 Park Avenue, 11th Floor, New York, New York 10152

Item 2(c).

Citizenship:

See Item 4 of each cover page.

Item 2(d).

Title of Class of Securities:

This Schedule relates to the common shares, par value $0.01 per share, of Flagstone Reinsurance Holdings Limited, a Bermuda exempted company.

Item 2(e).

CUSIP Number:

G3529T105

Item 3.

If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.

Ownership.

(a)

Amount beneficially owned:

See Item 9 of each cover page.

(b)

Percent of class:

See Item 11 of each cover page.

(c)

Number of shares as to which the reporting person has:

     (i)

Sole power to vote or to direct the vote:

See Item 5 of each cover page.

     (ii)

Shared power to vote or to direct the vote:

See Item 6 of each cover page.

     (iii)

Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

     (iv)

Sole power to dispose or to direct the disposition of:

See Item 8 of each cover page.

5,982,000 of common shares of the Issuer reported herein are directly held by Lightyear Fund II (Cayman), L.P. (“Lightyear Fund II”) and 18,000 shares of common shares of the Issuer reported herein are directly held by Lightyear Co-Invest Partnership II (Cayman), L.P. (“Lightyear Co-Invest”).  As the general partner of both Lightyear Co-Invest and Lightyear Fund II, Lightyear Fund II (Cayman) GP, L.P. (“Lightyear Fund II GP”) may be deemed to share voting and/or dispositive power over such securities.  As the general partner of Lightyear Fund II GP, Lightyear Fund II (Cayman) GP, Ltd. (“Lightyear Fund II GP Ltd.”) may also be deemed to share voting and/or dispositive power over such securities.  As the sole class A shareholder of Lightyear Fund II GP Ltd., Marron & Associates, LLC (“Marron & Associates”) may also be deemed to share voting and/or dispositive power over such securities (the class A shareholder has dispositive power over all portfolio securities beneficially owned by Lightyear Fund II GP, Ltd. but only a 7.69% vote with respect to voting power over such portfolio securities).  As the managing member of Marron & Associates, Mr. Donald B. Marron may also be deemed to share voting and/or dispositive power over such securities.  However, each of Lightyear Fund II GP, Lightyear Fund II GP Ltd., Marron & Associates and Mr. Donald B. Marron disclaims beneficial ownership of the shares held by Lightyear Fund II and Lightyear Co-Invest, except to the extent of its or his pecuniary interest in such shares.

1,446 of restricted stock units (“RSUs”) are directly held by Lightyear Capital II, LLC (“Lightyear Capital II”) and 1,127 RSUs are directly held by Lightyear Capital, LLC (“Lightyear Capital”).  As the managing member of Lightyear

Capital II, Lightyear Capital may be deemed to share voting and/or dispositive power over the securities held by Lightyear Capital II.  As the managing member of Lightyear Capital, Mr. Donald B. Marron may also be deemed to share voting and/or dispositive power over such securities.  However, Lightyear Capital disclaims beneficial ownership of the shares held by Lightyear Capital II, except to the extent of its pecuniary interest in such shares, and Mr. Donald B. Marron disclaims beneficial ownership of the shares held by Lightyear Capital II and Lightyear Capital, except to the extent of his pecuniary interest in such shares.

Item 5.

Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

See response to Item 4 above.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2008

LIGHTYEAR FUND II (CAYMAN), L.P.

By:  Lightyear Fund II (Cayman) GP, L.P.,

        its general partner

By:  Lightyear Fund II (Cayman) GP, Ltd.,

        its general partner

By:  Marron & Associates, LLC,

        its sole class A shareholder

By:  Donald B. Marron,

        its sole member

By:  /s/ Timothy Kacani

       Name:  Timothy Kacani

       Title:    Attorney-in-Fact for Donald B. Marron

LIGHTYEAR CO-INVEST PARTNERSHIP II

(CAYMAN), L.P.

By:  Lightyear Fund II (Cayman) GP, L.P.,

        its general partner

By:  Lightyear Fund II (Cayman) GP, Ltd.,

        its general partner

By:  Marron & Associates, LLC,

        its sole class A shareholder

By:  Donald B. Marron,

        its sole member

By:  /s/ Timothy Kacani

       Name:  Timothy Kacani

       Title:    Attorney-in-Fact for Donald B. Marron

LIGHTYEAR FUND II (CAYMAN) GP, L.P.

By:  Lightyear Fund II (Cayman) GP, Ltd.,

        its general partner

By:  Marron & Associates, LLC,

        its sole class A shareholder

By:  Donald B. Marron,

        its sole member

By:  /s/ Timothy Kacani

       Name:  Timothy Kacani

       Title:    Attorney-in-Fact for Donald B. Marron

LIGHTYEAR FUND II (CAYMAN) GP, LTD.

By:  Marron & Associates, LLC,

        its sole class A shareholder

By:  Donald B. Marron,

        its sole member

By:  /s/ Timothy Kacani

       Name:  Timothy Kacani

       Title:    Attorney-in-Fact for Donald B. Marron

MARRON & ASSOCIATES, LLC

By:  Donald B. Marron,

        its sole member

By:  /s/ Timothy Kacani

       Name:  Timothy Kacani

       Title:    Attorney-in-Fact for Donald B. Marron

LIGHTYEAR CAPITAL II, LLC

By:  Lightyear Capital, LLC

        its sole member

By:  Donald B. Marron,

        its managing member

By:  /s/ Timothy Kacani

       Name:  Timothy Kacani

       Title:    Attorney-in-Fact for Donald B. Marron

LIGHTYEAR CAPITAL, LLC

By:  Donald B. Marron,

        its managing member

By:  /s/ Timothy Kacani

       Name:  Timothy Kacani

       Title:    Attorney-in-Fact for Donald B. Marron

DONALD B. MARRON, an individual

By:  /s/ Timothy Kacani

       Name:  Timothy Kacani

       Title:    Attorney-in-Fact for Donald B. Marron

EXHIBIT LIST

         A.  Joint Filing Agreement

         B.  Reference to Timothy Kacani as Attorney-in-Fact

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common shares of Flagstone Reinsurance Holdings Limited and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.  In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 12, 2008.

LIGHTYEAR FUND II (CAYMAN), L.P.

By:  Lightyear Fund II (Cayman) GP, L.P.,

        its general partner

By:  Lightyear Fund II (Cayman) GP, Ltd.,

        its general partner

By:  Marron & Associates, LLC,

        its sole class A shareholder

By:  Donald B. Marron,

        its sole member

By:  /s/ Timothy Kacani

       Name:  Timothy Kacani

       Title:    Attorney-in-Fact for Donald B. Marron

LIGHTYEAR CO-INVEST PARTNERSHIP II

(CAYMAN), L.P.

By:  Lightyear Fund II (Cayman) GP, L.P.,

        its general partner

By:  Lightyear Fund II (Cayman) GP, Ltd.,

        its general partner

By:  Marron & Associates, LLC,

        its sole class A shareholder

By:  Donald B. Marron,

        its sole member

By:  /s/ Timothy Kacani

       Name:  Timothy Kacani

       Title:    Attorney-in-Fact for Donald B. Marron

LIGHTYEAR FUND II (CAYMAN) GP, L.P.

By:  Lightyear Fund II (Cayman) GP, Ltd.,

        its general partner

By:  Marron & Associates, LLC,

        its sole class A shareholder

By:  Donald B. Marron,

        its sole member

By:  /s/ Timothy Kacani

       Name:  Timothy Kacani

       Title:    Attorney-in-Fact for Donald B. Marron

LIGHTYEAR FUND II (CAYMAN) GP, LTD.

By:  Marron & Associates, LLC,

        its sole class A shareholder

By:  Donald B. Marron,

        its sole member

By:  /s/ Timothy Kacani

       Name:  Timothy Kacani

       Title:    Attorney-in-Fact for Donald B. Marron

MARRON & ASSOCIATES, LLC

By:  Donald B. Marron,

        its sole member

By:  /s/ Timothy Kacani

       Name:  Timothy Kacani

       Title:    Attorney-in-Fact for Donald B. Marron

LIGHTYEAR CAPITAL II, LLC

By:  Lightyear Capital, LLC

        its sole member

By:  Donald B. Marron,

        its managing member

By:  /s/ Timothy Kacani

       Name:  Timothy Kacani

       Title:    Attorney-in-Fact for Donald B. Marron

LIGHTYEAR CAPITAL, LLC

By:  Donald B. Marron,

        its managing member

By:  /s/ Timothy Kacani

       Name:  Timothy Kacani

       Title:    Attorney-in-Fact for Donald B. Marron

DONALD B. MARRON, an individual

By:  /s/ Timothy Kacani

       Name:  Timothy Kacani

       Title:    Attorney-in-Fact for Donald B. Marron

EXHIBIT B

LIMITED POWER OF ATTORNEY

Know all men by these presents that Donald B. Marron does hereby make, constitute and appoint Timothy Kacani as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a member of any limited liability company or limited partnership for which the undersigned is authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange commission with respect to: (i) Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”), including without limitation, Schedule 13D, Schedule 13G, statements on Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

By:  /s/ Donald B. Marron

Name:  Donald B. Marron

Date: February 12, 2008